UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GOLD RESERVE INC.
(Name of Issuer)

          Class A Common Shares
(Title of Class of Securities)

            38068N108
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         September 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 11 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	4,655,437 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	4,655,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,655,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.9% based on 59,025,992 shares outstanding as of August 12, 2009. (1)
14.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

Page 3 of 11 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	4,655,437 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	4,655,437 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,655,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.9% based on 59,025,992 shares outstanding as of August 12, 2009. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

Page 4 of 11 Pages

This Statement on Schedule 13D relates to shares of Class A Common Shares (the “Shares”), of Gold Reserve Inc., a Canadian corporation (the “Company”):

Item 1.            Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201.

Item 2.            Identity and Background

(a), (b) and (c) This statement is being filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”). The address of the principal business and principal office of West Face and Mr. Boland is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Master Fund L.P., a Cayman Islands Limited Partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership., a Delaware Limited Partnership (“WFLP”), and West Face Long Term Opportunities Limited Partnership (“WFCLP”), a Canadian Limited Partnership.  West Face serves as investment manager to each of WFMF, WFLP and WFCLP.  West Face (Cayman) Inc. serves as the General Partner of WFMF.  West Face Capital LLC serves as the General Partner of WFMF, WFLP and WFCLP.  Mr. Boland serves as a director of both West Face (Cayman) Inc. and West Face Capital LLC.  Mr. Boland is also President and Chief Executive Officer of West Face.  In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of WFMF, WFLP and WFCLP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Boland is a citizen of Canada.

Item 3.            Source and Amount of Funds or Other Consideration

Since July 20, 2009 (60 days prior to the date of the event requiring the filing of this statement), all Shares acquired by the Reporting Persons were acquired for the account of WFMF,  WFLP and WFCLP.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $2,116,690.  WFMF, WFLP and WFCLP each had prior acquisitions with respect to the Issuer that were not reportable pursuant to Regulation D-G.  The source of funds for these acquisitions was the working capital of WFMF, WFLP and WFCPL.

The securities held for WFMF, WFLP and WFCLP may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Page 5 of 11 Pages

Item 4.                     Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations and capital structure.  Although the acquisition of the Shares is for investment purposes, the Reporting Persons may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                    Interest in Securities of the Issuer

According to information filed by the Company with the Commission, as of August 12, 2009 the number of Shares outstanding was 57,670,555 based on the Company’s Report on Form 6-K, filed on August 12, 2009.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 1,355,437 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds.

(a)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 4,655,437 Shares (approximately 7.9% of the total number of Shares outstanding).  This amount consists of: (A) 2,480,750 Shares held for the account of WFMF; (B) 1,585,248 Shares held for the account of WFLP; and (C) 589,439 Shares held for the account of WFCLP.

(b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 4,655,437 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since July 20, 2009 (60 days prior to the date of the event requiring the filing of this statement), by any of the Reporting Persons.

Page 6 of 11 Pages

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to theSecurities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.             Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2009	WEST FACE CAPITAL INC.

By: /s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: September 25, 2009	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland__________

Page 8 of 11 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
GOLD RESERVE INC.

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
07/20/2009	PURCHASE	79,200	$0.52
09/10/2009	SALE	106,600	$0.61
09/11/2009	PURCHASE	15,517 (2)	$4.78
09/16/2009	PURCHASE	100,200	$0.81
09/16/2009	PURCHASE	92,683	$0.74
09/16/2009	SALE	34,783	$0.84
09/17/2009	PURCHASE	52,800	$0.84
09/17/2009	PURCHASE	320,900	$0.88
09/18/2009	PURCHASE	23,341	$0.85
09/18/2009	PURCHASE	263,299	$0.85
09/21/2009	PURCHASE	23,300	$0.88
09/22/2009	PURCHASE	5,400	$0.98
09/22/2009	PURCHASE	54,700	$0.97
09/23/2009	PURCHASE	232,360	$1.05

(2) This amount relates to an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

B.  Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
07/20/2009	PURCHASE	50,900	$0.52
09/10/2009	SALE	69,800	$0.61
09/11/2009	PURCHASE	9,814 (2)	$4.78
09/16/2009	PURCHASE	64,500	$0.81
09/16/2009	PURCHASE	59,700	$0.74
09/16/2009	SALE	22,300	$0.84
09/17/2009	PURCHASE	33,900	$0.84
09/17/2009	PURCHASE	206,600	$0.88
09/18/2009	PURCHASE	14,900	$0.85
09/18/2009	PURCHASE	169,600	$0.85
09/21/2009	PURCHASE	14,900	$0.88
09/22/2009	PURCHASE	3,300	$0.98
09/22/2009	PURCHASE	35,100	$0.97
09/23/2009	PURCHASE	149,600	$1.05

(2) This amount relates to an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

Page 9 of 11 Pages

C.  Transactions for the account of West Face Long Term Opportunities Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
07/20/2009	PURCHASE	19,900	$0.52
09/10/2009	SALE	23,600	$0.61
09/11/2009	PURCHASE	3,846 (2)	$4.78
09/16/2009	PURCHASE	25,300	$0.81
09/16/2009	PURCHASE	23,400	$0.74
09/16/2009	SALE	8,700	$0.84
09/17/2009	PURCHASE	13,300	$0.84
09/17/2009	PURCHASE	81,000	$0.88
09/18/2009	PURCHASE	5,800	$0.85
09/18/2009	PURCHASE	66,500	$0.85
09/21/2009	PURCHASE	5,800	$0.88
09/22/2009	PURCHASE	1,300	$0.98
09/22/2009	PURCHASE	13,700	$0.97
09/23/2009	PURCHASE	58,600	$1.05

(2) This amount relates to an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated September 25, 2009 by and among West Face Capital Inc. and Gregory A. Boland	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Shares of Gold Reserve Inc. dated as of September 25, 2009 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: September 25, 2009	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: September 25, 2009	GREGORY A. BOLAND

By: _/s/ Gregory A. Boland__________